Exhibit 99.48

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com

NEWS RELEASE

October 15, 2009	No. 09-18

Avalon Recruits V.P. Operations to Advance the Nechalacho REE
Deposit, Thor Lake, NWT

Toronto, Ontario – October 15, 2009 – Avalon Rare Metals Inc. (the “Company” or “Avalon”) (AVL:TSX; AVARF:OTCQX) announced today that the Company has hired Mr. David Swisher as Vice President, Operations to lead the advancement of its Nechalacho Rare Earth Element Project, Thor Lake, NWT through development to production. Mr. Swisher’s initial responsibilities will be to collaborate with the Vice-President, Exploration in overseeing the completion of the Pre-feasibility Study on the Nechalacho deposit, being undertaken by Scott Wilson RPA Inc., and begin planning for the completion of the full feasibility study and environmental permitting process.

Mr. Swisher is a mining engineer with over 25 years of underground and surface mining experience in metals mining and industrial minerals operations.  Mr. Swisher was previously Vice President of Tamerlane Ventures Inc., where he was responsible for successfully completing a multi-year environmental permitting and feasibility study process for the Pine Point zinc-lead project, located near Hay River, NWT.  Mr. Swisher also has extensive experience in the planning, engineering and managing of large-scale mining operations at such companies as Cargill Deicing Technology, Getchell Gold Corporation and Santa Fe Pacific Gold Corporation.

Commenting on today’s announcement, Don Bubar, President of Avalon, said, “The addition of a seasoned mining executive of Mr. Swisher’s calibre demonstrates Avalon’s commitment to advancing our Thor Lake project to production in order to maximize shareholder value.  Mr. Swisher brings a great deal of experience and leadership to Avalon, not only in terms of mine and project management, but also in community relations in the Northwest Territories where he has an excellent track record from his work with Tamerlane. We look forward to having David join our team and begin building on the excellent progress achieved to date on the project under the leadership of Avalon’s VP, Exploration, Dr. William Mercer.”

About Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF)
Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding:  78,404,448. Cash resources: approximately $20 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please e-mail the Company at office@avalonraremetals.com or phone Don Bubar, P.Geo., President, at 416-364-4938.

This news release contains forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.